UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-38430

OneSmart International Education Group Limited

2161 North Zhongshan Road

Putuo District, Shanghai

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Agreement

Closing of Private Placement

As disclosed on OneSmart International Education Group Limited’s (the “Company”) Form 6-K filed with the Securities and Exchange Commission on January 28, 2022, the Company entered into certain securities purchase agreement on January 24, 2022 (the “SPA”) with certain non-affiliated and accredited “non-U.S. Persons”, (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 8,000,000,000 Class A ordinary shares, (the “Shares”) par value $0.000001 per share, at a per share purchase price $0.0035625 (the “Offering”), which is 90% of the average NYSE official closing price of the ADS divided by 1,000, the current conversion ratio of ADS, for the three trading days immediately preceding the execution of the SPA.

On February 11, 2022, the Offering closed as all the conditions of the SPA have been satisfied and the Company issued the Shares to the Purchasers. The gross proceeds to the Company from the Offering was $28.5 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneSmart International Education Group Limited

By:	/s/ Xiaoming Li
Name:	Xiaoming Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: February 16, 2022